                       [COLUMBIA GAS SYSTEM LETTERHEAD]




                                          October 3, 1995



Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, DC  20549

Dear Sirs:

                        Certificate Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                         The Columbia Gas System, Inc.
                                File No. 70-7168
                            Long-Term Incentive Plan

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935 and the order of the Commission dated April 29, 1986, the declarant, The Columbia Gas System, Inc. ("Columbia"), hereby certifies that from July, 1, 1995 through the September 18, 1995 (the date the Plan terminated), Columbia made the following issuance of authorized common stock ($10 par value) to participants of its Long-Term Incentive Plan ("Plan").

                         Date of Issuance                     Number of Shares Issued                Price of Shares Issued
                     -------------------------              ----------------------------          ----------------------------
                        September 5, 1995                              2,500                                   -0-(1)

         Under the terms of the Plan, the following options remain exercisable for ten years following the grant date:

                                                                                                   Price of Shares to be
                     Grant Date                                 Number of Shares                          Issued
                ---------------------                         ---------------------           -------------------------------
                 December 17, 1985                                    23,375                               $38.31

                 December 17, 1985                                     6,100                               $38.30

                 October 14, 1986                                     51,065                               $42.99

-------------------

    (1) Recorded on the Company financial statements at a fair market value on date of issuance at $31.05.

                                                                                                   Price of Shares to
                   Grant Date                                    Number of Shares                       be Issued
              ----------------------                         -------------------------         -------------------------
                 October 20, 1987                                     53,575                               $37.74

                 October 18, 1988                                     86,790                               $34.30

                 October 17, 1989                                    215,905                               $44.49

                 December 18, 1990                                   188,150                               $46.68

                 April 28, 1995                                       15,000                                 0(2)

                 May 17, 1995                                         88,000                               $28.99

                 June 5, 1995                                          5,000                               $31.05


         The undersigned further certifies that the all transaction were or will be carried out in accordance with the terms and conditions, and for the purposes represented by, the Declaration, as amended, filed by Columbia with the Commission and the Order of the Commission with respect thereto. Accordingly, attached is the past-tense opinion of counsel for Columbia.

                                          Very truly yours,

                                          THE COLUMBIA GAS SYSTEM, INC.



                                          By:   /s/ L. J. BAINTER
                                          -----------------------------
                                          L. J. Bainter, Treasurer



-----------------------

         (2) Contingent stock award will be recorded on the Company financial statements at a fair market value on the date of issuance (December 31, 1995, December 31, 1996 and December 31, 1997).

                                                              September 29, 1995



U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

                    Re:   The Columbia Gas System, Inc., et al.
                          File No. 70-7168

         I have acted as Counsel for the Columbia Gas System, Inc. ("Columbia"), a Delaware corporation and holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), in connection with the Joint Application-Declaration on Form U-1 (File No. 70-7168), as amended by Amendments 1, 2, 3, 4, 5 and 6 and Post-Effective Amendment 1 (hereinafter referred to collectively as the "Application-Declaration"), of Columbia in connection with the issuance of up to 1.5 million shares of common stock, $10 par value (common stock), pursuant to the terms of the Long-Term Incentive Plan (the "Plan").

         The aforementioned transactions, as more fully described in the Application-Declaration, are hereinafter referred to as the "Proposed Transactions."

         In connection with this opinion, I have examined:

         (i)        the Application-Declaration;

         (ii) copies of the Restated Certificate of Incorporation of Columbia;

         (iii) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion.

         Based upon the foregoing and relying thereupon, and assuming that any shares that are issued pursuant to exercisable options are issued and paid in accordance with the terms of the options, and any taxes in connection therewith are paid, then I am of the opinion that:

         (a) all state laws applicable to the Proposed Transactions have been and will have been complied with;

         (b) Columbia is a validly organized and duly existing corporation in the State of Delaware;
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         (c)        the common stock issued and to be issued by Columbia under the terms of the Plan is fully paid, non-assessable and the holders thereof are and will be entitled to the rights and privileges appertaining thereto as set forth in Columbia's Restated Certificate of Incorporation;

         (d) the consummation of the Proposed Transactions does and will not violate the legal rights of the holders of any securities issued by Columbia; and

         (e) the Proposed Transactions were and will be carried out in accordance with the Application-Declaration.


                    I hereby consent to the filing of this Opinion together with the Certificate of the corporation filed pursuant to Rule 24.


                                           Very truly yours,


                                           /s/ Joyce Koria Hayes
                                           ---------------------------
                                           Joyce Koria Hayes
                                           Associate General Counsel
                                           and Assistant Secretary

                                           Columbia Gas System
                                               Service Corporation